Mail Stop 3651

May 16, 2006

Via Fax and U.S. Mail

Mr. Robert V. Fasso
Chief Executive Officer and President
Central Freight Lines, Inc.
5601 West Waco Drive
Waco, Texas 76710

RE: **Central Freight Lines, Inc.**
       Schedule 13E-3 filed on April 17, 2006
       File No. 000-50485

       Central Freight Lines, Inc.
       Schedule 14A filed on April 17, 2006
       File No. 000-50485

Dear Mr. Fasso:

       We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

       The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 6. Purposes of the Transaction and Plans or Proposals

   1. Please add disclosure, or cross-references to disclosure, regarding the purpose of
      the transaction, as required by Item 6(a) of Schedule 13E-3.

Schedule 14A

General

2. Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies. " Refer to Rule 14a-6(e)(1).

3. If any change of control or severance provisions would be triggered by the merger, please describe what benefits would accrue.

4. On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date.

5. At first mention of NATL, please disclose that NATL is a company formed by Mr. Moyes in connection with the Merger. State that no one other than Mr. Moyes is a member or has any interest in NATL.

Summary Term Sheet, page 1

6. Please provide a complete description of the structure of the transaction, similar to the disclosure provided in the Introduction to Schedule 13E-3.

7. Revise your statement that the summary term sheet highlights selected information from this document. Instead, revise your disclosure to state that you are discussing the most material terms of the offer in this section. Please see Item 1 of Schedule 13E-3 and Item 1001 of Regulation M-A.

8. Please add a section to your summary term sheet regarding "all stockholder litigation brought against Central" as described in you conditions to completion to the merger on page four. Included in this disclosure should be the aggregate amount within which the limits set forth in Central's applicable insurance policies.

Effects of the Merger and Related Transactions, page 1

9. Please state the percentage holding by "Jerry Moyes, through NATL" and describe the holding as "through NATL." You should clarify this relationship throughout your disclosure, including, but not limited to your conflicts of interest section on page two. State the range of investment, in dollar amount and percentage equity holding, Robert V. Fasso will receive the right to invest in the surviving corporation.

10. Describe the effects of the Rule 13e-3 transaction on the affiliates, including the equity and voting interests in the continuing company to be held by all members

of management who will make equity investments in the company. Because this statement is filed by affiliates of the subject company, the description required by Item 1013(d) of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the subject company in both dollar amounts and percentages.

11. We note, from Note 10 to the financial statements in the Form 10-K for the fiscal year ended December 31, 2005, that you have $56,001 of federal net operating loss carryforwards available to reduce future taxable income. Further, we note the amounts and dates expiring if not utilized. State the amount of state net operating loss carryforwards and the expiration dates of such reserves. We note your disclosure on page 28 of the Form 10-K. Please disclose whether the surviving company will be able to utilize that net operating loss carryforward and credit carryforward. See Instruction 2 to Item 1013 of Regulation M-A.

Recommendation of our Board, page 1

12. Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of "the Rule 13e-3 transaction" to "unaffiliated security holders." Your disclosure throughout your document states that the filing persons determined that the *merger* is fair to *Public Stockholders*, which are different concepts. Please revise throughout the disclosure materials, to provide the fairness finding regarding the Rule 13e-3 transaction as to the unaffiliated security holders, as required by Item 1014(a). We note your definition of "Public Stockholders" as Central Freight security holders who are not Affiliated Continuing Investors (excluding Mr. Fasso and the Children's Trust) are collectively referred to in the proxy statement. Please make the same changes to your section regarding the position of NATL, Green, Mr. Faso and the Affiliated Continuing Investors regarding the merger on page two and elsewhere through the document.

13. We note that in making its fairness determination, the board considered the opinion provided by Morgan Keegan that the consideration to be paid pursuant to the merger agreement was fair from a financial point of view to the "Public Stockholders." Clarify whether the fairness finding of Morgan Keegan addressed the fairness of the price of the Rule 13e-3 transaction to unaffiliated security holders.   See Item 1014(a) of Regulation S-K. If not, explain here and where appropriate in the disclosure document, how the board analyzed the fairness finding of Morgan Keegan, addressed to "Public Stockholders" to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate group.

Factors Considered by the Board and the Special Committee, page 1

14. Please add the date and price of the company's initial public offering to provide context for the conclusions of the special committee and board's consideration of the current offer of $2.25 per share as a potentially negative factor. Revise this disclosure throughout the document, including, but not limited to your discussion of negative factors on page 22.

Conflicts of Interest and Other Interests of Certain Person in the Merger and Certain Relationships, page 2

15. Describe the nature of the acquisition of control of Central by Mr. Moyes through percentage holdings. Further, state the affiliated continuing investors' holdings post-transaction.

16. Please describe these agreements and the benefits they provide to the affiliates in reasonably detailed summary form, here and at page 30 in more detail.

Central's Stockholders Must Approve the Merger Agreement, page 3

17. Please revise this section to disclose specifically what vote is needed after taking into account the holders that have expressed their intent to vote in favor of the merger.

18. Please state whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required. See Item 1014(c) of Regulation M-A. We note your statement that the vote must be approved by a majority of the outstanding shares of Central Common Stock beneficially owned by holders other than the Affiliated Continuing Investors, Mr. Fasso and the Children's Trust (the "Public Stockholder Vote").

Source and Amount of Funds, page 4

19. Please disclose the nature of the financing arrangement required to fund the merger. In this respect, we note that your current disclosure states that "Mr. Moyes expects to close a transaction on or before April 30, 2006, the proceeds of which will be used, in part, to fund the Merger." Under the Conditions to Completion of the Merger section, on the same page, one of the listed conditions to the completion is that "NATL must have obtained financing in an amount sufficient to pay the Merger Consideration and all fees and expenses related to the consummation of the transactions contemplated by the Merger Agreement."

The Merger Consideration, page 4

20. Please disclose in this section the consideration payable to option holders in connection with the merger and the approximate amount of the total consideration to be paid.

21. Please tell us whether additional options may be granted prior to the record date.

General Information, page 6

22. You state in the third sentence that unless otherwise specified proxies will be voted in favor of the proposals. This statement contradicts your disclosure in the cover letter to stockholders indicating that non-votes will be treated as votes against the merger. Please revise accordingly or advise.

What else will happen at the Annual Meeting? page 12

23. Please disclose the possibility that other matters may properly come before the board during the meeting.

Special Note Regarding Forward-Looking Statements, page 12

24. We note you refer to your current filings with the SEC. Please properly incorporate specific filings you wish to reference.

The Parties to the Merger Agreement, page 13

25. In the sections that describe NATL and Green Acquisition Company, please specifically state, if true, that for each company Mr. Moyes serves as sole director and executive officer, and Chairman and Chief Executive Officer.

Background of the Merger, page 14

26. We note your disclosure in the introductory paragraph of this section. Please describe in greater detail the PIPE transaction and going private transaction that were discussed between February and May 2005. In addition, please disclose the reasons for not pursuing these alternatives at that time.

27. We note the third bullet in this section. Please disclose the expenses incurred as a result of your public reporting obligations in the prior two years. For guidance, refer to Instruction 2 to Item 1013 of Regulation M-A, which requires you to quantify the benefits and detriments of the Rule 13E-3 transaction to the extent practicable.

28. We note that management brought the idea of a going private transaction to Mr. Moyes. Describe in more detail the company controlled by Mr. Moyes that owns many of Central's key terminals. Please name the company and describe the amount of business, in percentage and dollar earnings that goes through these "key terminals." Disclose if there are any other factors that make these terminals "key" in management's opinion and the nature of the lease agreements noted on page 19.

29. You reference your poor financial condition. Please quantify and otherwise more fully describe this financial condition.

30. Explain why Mr. Fasso, in the context of reviewing the company's financial position, reviewed the likelihood that the company's auditors would need to conduct a "going concern analysis" and what that would mean for the company. Disclose in detail the factors that Mr. Fasso and the board, respectively, found most relevant. State specifically what about "the Company's poor operating performance and deteriorating financial position" convinced the board to "entertain a proposal for the acquisition of the Company."

31. We note your statement that the board held a special meeting on September 6, 2005 via telephone at which, among other things, Mr. Fasso advised the board of the discussions with the financial buyer and Mr. Moyes. Your earlier disclosure on the previous page states that between February and May 2005, management held periodic and preliminary discussions with a financial firm regarding a proposed private investment in public equities, or "PIPE" transaction, which discussions concluded shortly thereafter and that the same firm expressed general interest in a going private transaction. Please confirm that September 6, 2006 was the first time the board was advised of these discussions.

32. Please state the nature of the board advisement of the discussion with the financial buyer and Mr. Moyes by Mr. Fasso.

33. Please expand your disclosure of the details of the steps taken by the special committee, including instructions to its advisors regarding negotiations at the October 19, 2005 meeting among Mr. Carruth and representatives from Morgan Keegan and Blackwell and Mr. Shumway and representatives from Legg Mason and Skadden. You state that at the conclusion of the negotiations Mr. Shumway indicated that NATL would be willing to pursue an acquisition of the company in a transaction offering $2.25 per share for Central. We note your disclosure on page 21 that the special committee "actively provided instructions to its legal and financial advisors regarding the negotiation of the terms of the merger agreement, including with respect to negotiating the amount of merger consideration." Please disclose these and any other directives.

34. We note that the special committee consisted of Mr. Hall and Mr. Carruth. Please expressly state in this section that both directors are independent.

35. We note, as an example, your statement that on November 30, 2005 your special committee "met to review the Merger Agreement." Revise to discuss in more detail the meetings held, the material items discussed at such meetings and the persons present. A mere identification of issues addressed, or a vague reference to various descriptions, is not a substitute for a description of the issues addressed and the positions taken by the involved parties.

36. Disclose the nature of the discussions of the treatment of options and management equity in the merger on December 29, 2005 meeting between Mr. Fasso and Mr. Moyes. When amending this disclosure, please address the names of management considered in these discussions.

37. In the last paragraph of this section, you mention the "impact" of litigation. Please revise to describe what you believe that impact to be. Further, please specify to which litigation you refer, as described in the litigation section.

Litigation, page 17

38. Please disclose, if known, the amount of damages sought in each action.

39. We note that it is a condition to closing that your litigation is settled within a certain period of time and below a specified amount. We also note that you have not disclosed your policy limits in this filing, although you have disclosed the limits in your 10-K. Please provide additional disclosure that would allow your investors to gauge the likelihood that this condition will be met. In addition, please describe what you will do if settlement is not reached (or is not reached in a timely fashion).

Reasons for the Merger, page 18

40. Expand the bullets in this section to state how the point supports or does not support a finding of fairness. It is insufficient to list factors in your decision without fully explaining their significance.

41. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for stockholder. See Q & A 20 in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.

The value of the offer by NATL to our stockholders, page 19

42. Please more fully describe the "lack of comparability with peers in this industry" and the "artificial nature of Central's stock after NATL's proposal was announced."

The increasing challenges faced by us, page 20

43. Some of your risk factor sections discuss multiple risks that should be discussed as separate standalone risks.

44. We note the first three bullets. Please specify the risks posed. Your current disclosure states merely that risks exist in certain broad categories, but does not identify or discuss the specific risks or their importance.

The terms of the Merger Agreement, page 21

45. We note the second and third bullets. Please expand your discussion.

Procedural safeguards, page 21

46. Please revise the second bullet to clarify that the merger must be approved by a majority of the Public Stockholders.

47. Clarify how the special committee reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguard set forth in Item 1014(d) of Regulation M-A. This comment also applies to the Affiliates discussion of procedural fairness. It is not sufficient simply to acknowledge the lack of one or more of the specified procedural safeguards. If any of these safeguards are not provided, the discussion should include a statement of the basis for the belief as to fairness despite the absence of these safeguards. Please see Q&A 21 in SEC Release 34-17719 (April 13, 1998).

48. Further, your discussion of procedural fairness should specifically address whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company and why you believe the transaction is procedurally fair in light of the presence or absence of this safeguard contemplated in Item 1014(e) of Regulation M-A. Please revise accordingly.

The risks and other potentially negative factors, page 22

49. We note that the merger consideration of $2.25 is less than the company's book value per share as of December 31, 2005. You state that "it is estimated that the $2.25 will be above Central's book value per share at the time of the Merger,

based on management's projections and anticipated results for the first quarter of 2006." Please expand this disclosure to state the current book value per share and explain in detail the basis for your belief that the transaction is fair despite the fact that merger consideration is below book value per share. Have management's projections come to realize a book value per share above the $2.25 merger consideration? You are required to provide a reasonably detailed discussion of material factors underlying your belief as to the fairness of the transaction. This is designed to assist security holders in making their investment decision by providing them with information, from the most knowledgeable source, regarding the terms and effect of the transaction in relation to the business and prospects of the issuer. Each factor in Item 1014 of Regulation M-A is to be addressed. When any of the sources of value indicate a value higher than the value of the consideration offered to unaffiliated security holders, your discussion should specifically address such difference and should include a statement for the bases of the belief as to fairness in light of the difference. Please see Q&A 21 in SEC Release No. 34-17719 (April 13, 1981).

50. Please expand the disclosure in bullets five and six to describe the board's consideration and assessment of these matters.

Liquidation value not considered…, page 23

51. Provide the basis for your belief that the liquidation value would be significantly lower than your value as a going concern. Further, the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values. Please more fully explain your reasons for not requesting a liquidation value analysis. State whether Morgan Keegan performed a liquidation value analysis other than independent or reviewed any liquidation analysis prepared by some other party or person. State whether the board or any other person direct Morgan Keegan not to perform such analysis. Tell us if any other liquidation value analyses exist that could be helpful in determining its value as compare to that of the $2.25 merger consideration. Refer to our comments above regarding the level of specificity required in providing this disclosure.

52. We do not find the board's detailed discussion of the Item 1014 of Regulation M-A required material factors to be considered upon which the fairness determination was made, including, current market prices, historical market prices, net book value, and going concern value. Please advise.

53. We note your statement that the special committee and the board relied on the analysis and methodologies used by Morgan Keegan as a whole to evaluate the fairness of the merger consideration from a financial point of view. State whether or not the board adopts the advisor's discussion of the factors. Please see Q&A 20 in SEC Release No. 34-17719 (April 13, 1981).

Opinion of Central's Financial Advisor, page 24

54. Provide us copies of any analyses, reports, presentations or similar materials prepared by Morgan Keegan in connection with rendering its fairness opinion. Include any written documentation, including drafts, talking papers, summaries, outlines, etc. furnished in connection with an oral presentation to the Board. We note the summary of the opinion in Annex B.

55. Disclose all projections and financial forecasts that management provided to Morgan Keegan, including the old projections that you previously included in your earlier filings. Clearly disclose how and by whom the forecasts were prepared. In particular, disclose the extent of the affiliated parties' involvement in the preparation. Furthermore, discuss the basis for the projections that were provided to Morgan Keegan.

56. Please include a comprehensive table at the beginning of the financial advisor's opinion section that compares the instant transaction values -- multiples, percentages, per share or dollar values -- with the range suggested by each material valuation methodology employed by Morgan Keegan in reaching its fairness conclusion.

57. Please expand your summary of Morgan Keegan to include all of the information required by Item 1015 of Regulation M-A. For example, your disclosure should include, among other things, a summary of the instructions given to the advisors by the board regarding the preparation of these reports and a summary of any limitations imposed by the board or any other person on the advisor in preparing its report.

Peer Group Analysis, page 26

58. Please disclose the criteria Morgan Keegan used to determine the comparable companies. For example, disclose how the selected companies compared with Central in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, disclose the statistics Morgan Keegan analyzed for comparison purposes with respect to the comparable companies and if these statistics helped determine which companies were "comparable companies," or if these statistics were analyzed after the comparable companies were already identified.

59. Expand the analysis of why Morgan Keegan believes that any multiples of market value to book value derived from the peer group should be discounted prior to being applied to Central's current or projected book value and by how much as a result of the leasing agreements for terminals.

<u>Precedent Transaction Analysis, page 26</u>

60. Similarly, with respect to the selection of the comparable transactions, disclose the criteria Morgan Keegan used to determine the comparable transactions to be used for analysis. For example, disclose whether the comparable transactions chosen were going-private transactions, involved leveraged buyouts, or something else. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

61. Clarify whether the "implied per-share equity value of $6.22" found by Morgan Keegan is the same as a book value of $6.22.

62. Expand disclosure to detail management's projections regarding $2.25 to "represent a significant premium to projected 2006 book value per share as book value continues to erode for the foreseeable future." Update this disclosure to state whether or not the projections of management result in this effect. Further, tell us whether Morgan Keegan plans to update the analysis given the results of the first quarter of 2006.

63. Support the statement that "Morgan Keegan also noted that it is not uncommon for companies with operating losses to be sold for purchase prices that are less than book value." Provide the detailed basis with comparable transactions that support this statement and the range of discounts applied.

64. We note your disclosure regarding the various valuation procedures that Morgan Keegan used in its analysis. Please revise to provide additional detail on the steps of the valuation analysis. For example, explain why the particular multiples were chosen, as well as why a particular range of discount rates were applied. Please note that these examples are not intended to be an exhaustive list.

<u>Position of NATL, Green, Mr. Fasso and the Affiliated Continuing Investors Regarding the Merger, page 28</u>

65. We do not find these filing persons' detailed discussion of the Item 1014 of Regulation M-A required material factors to be considered upon which the fairness determination was made, including, historical market prices, net book value, liquidation value and going concern value. Please advise.

66. Please state whether or not the Rule 13e-3 transaction was approved by a majority of directors of the subject company who are not employees of the subject company and whether or not a majority of directors who are not employees of the subject company has retained an unaffiliated representative to act solely on the behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. See Items 1014(d) and (e) of Regulation M-A.

67. Provide us copies of any analyses, reports, presentations or similar materials prepared by these filing persons or otherwise in connection with rendering its fairness determination. Include any written documentation, including drafts, talking papers, summaries, outlines, etc. furnished in connection with any presentation to this group of filing persons, either collectively or singularly.

Agreements with the Affiliates, page 30

68. Please describe these agreements and the benefits they provide to the affiliates in reasonably detailed summary form.

US Federal Income Tax Consequences of the Merger, page 31

69. Revise to disclose the bases for the opinions in this section. If based on an opinion of counsel, please revise to state that counsel has opined and name counsel.

Source and Amount of Funds, page 34

70. We note that Mr. Moyes expected to close the financing transaction on April 30, 2006. Please describe the deal. Please update your disclosure to tell us whether the deal has closed and, if so, for how much.

71. If the deal has not closed, tell us the percentage of the going-private funds that are expected to come from Mr. Moyes' deal. Refer to Item 10 of Schedule 13E-3.

72. Please disclose the source for the remainder of funds needed to complete the merger. Refer to Item 10 of Schedule 13E-3.

73. Disclose whether or not an alternative financing plan exists.

Central Freight Lines, Inc. Selected Financial Data, page 46

74. We note that the terms of your outstanding options will be modified (specifically, that the options will vest immediately). Accordingly please provide the information required by Item 12(f) of Schedule 14A.

75. Please identify the Form 10-K that will accompany this proxy statement as the Form 10-K for the fiscal year ended 2005. Further, we do not see the Form 10-K listed on the exhibit list, please advise.

Mr. Robert Fasso
Central Freight Lines, Inc.
May 16, 2006
Page 13

Consideration of Director Candidates Recommended by Stockholders, page 58

76. We note item (ii). Please disclose whether there are certain qualifications that must be met in order to serve as a director.

Where You Can Find More Information, page 73

77. Please note that SEC headquarters, and the only public reference room, are located to 100 F. St N.E., Washington D.C. 20549.

Annex B

78. The staff notes the limitation on reliance by stockholders in the fairness opinion provided by Morgan Keegan which states, "this letter may not be disclosed or otherwise referred to without your prior written consent in each instance." The opinion is a publicly filed document and therefore we do not believe that reliance upon the document can be restricted. If you disagree, please provide your analysis.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

<p style="text-align:center">*   *   *</p>

Please amend the Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information and file such letter as a correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Daniel Morris at (202) 551-3314 with any questions or you may reach me at (202) 551-3257.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions